FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month of April, 2024

ICON plc
(Translation of registrant's name into English)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

ICON plc
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-204153) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, registration statement on Form S-8 (Registration No. 333-257578) of ICON plc, and registration statement on Form F-3 (Registration No. 333-278943) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.
Summarized financial information of issuers and guarantors

In connection with the offering of senior secured notes (referred to hereafter as, the "Notes") by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The Notes will be guaranteed on a senior secured basis by ICON plc ("ICON") and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”), in each case that guarantee the obligations under our senior secured U.S. dollar denominated term loan facility and senior secured revolving credit facility (together, the “Senior Secured Credit Facilities”) and the 2.875% senior secured notes due 2026 issued by PRA Health Sciences, Inc., a wholly owned subsidiary of ICON (the “Existing Notes”) (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”).

The Notes will be the senior secured obligations of the Issuer and the Guarantors and the Notes will rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the Existing Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt. The Notes and the guarantees will be secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer’s and the guarantors’ obligations under the Senior Secured Credit Facilities and the Existing Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the Notes (the “Collateral”) will rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the Existing Notes and any other future pari passu first lien indebtedness. The Notes and the guarantees will be effectively senior to any of the Issuer’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the assets securing the Notes and the guarantees. The Notes and the guarantees will be structurally subordinated to all existing and future indebtedness and other liabilities of ICON’s subsidiaries that will not guarantee the Notes, which includes all of ICON’s subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the Existing Notes.

The Notes will be, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the Existing Notes. The obligations of each Guarantor under its note guarantee will be limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

1.concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
2.as to all Guarantors (other than ICON), at the time of any collateral release event;
3.upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the Notes;
4.upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
5.the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
6.upon such Guarantor becoming an excluded subsidiary.

Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group", for the three months ended March 31, 2024 and for the year ended December 31, 2023. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

	(Unaudited)	(Unaudited)
	Three Months Ended	Year Ended
	March 31, 2024	December 31, 2023
	(in thousands)
Revenue	$1,902,877	$7,444,520
Total costs and expenses (a)	1,684,195	6,683,520
Income from operations (a)	218,682	761,000
Net income (a) (b)	96,279	356,467

(a) Includes amortization of intangible assets of $113.2 million and $452.8 million, respectively, for the three months ended March 31, 2024 and for the year ended December 31, 2023.
(b) Includes net intercompany interest expense of $39.4 million and $130.0 million, respectively, for the three months ended March 31, 2024 and the year ended December 31, 2023.

	(Unaudited)	(Unaudited)
	March 31, 2024	December 31, 2023
	(in thousands)
Current assets	$2,985,895	$2,941,492
Non-current assets (c)	61,342,332	61,347,045
Intercompany receivables	1,372,720	1,052,855
Total assets	$65,700,947	$65,341,392

Current liabilities	$2,635,851	$2,514,633
Non-current liabilities	4,540,187	4,799,554
Intercompany payables	4,918,457	4,618,868
Total liabilities	$12,094,495	$11,933,055

(c) Non-current assets include each Guarantor's investment in obligor subsidiaries, on a combined aggregated basis.

In the context of security for the Notes, the combined financial information of entities whose securities will be pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	April 26, 2024	Brendan Brennan
Chief Financial Officer
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